Endeavour Silver Provides Production and Cost Guidance for 2016; Conference Call at 10:00am PST Today

VANCOUVER, BC -- (Marketwired - January 28, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) provides its production and cost guidance in 2016 for its three producing mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State. Given the current lower precious metal prices, the Company plans to reduce silver production this year in order to achieve a substantially lower all-in sustaining cost of production and generate free cash flow.

2016 Production Guidance

Endeavour's mine plans for 2016 are focused on minimizing all-in sustaining costs and improving after-tax free cash flow rather than metal output. Silver production is expected to be in the range of 4.9-5.3 million oz, gold production will be in the 47,000-52,000 oz range, and silver equivalent production is forecast to be 7.9-8.5 million oz using a 75:1 silver:gold ratio, as shown in the table below.

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Mine               Ag (M oz)     Au (K oz)    Ag Eq (M oz) Tonnes/Day (tpd)
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Guanaceví            3.1-3.3       6.0-7.0       3.6-3.8      1,200-1,300
Bolañitos            0.6-0.7      19.0-20.0      2.0-2.2        800-900
El Cubo              1.2-1.3      15.0-16.0      2.3-2.5       500-2,000
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Total                4.9-5.3      40.0-43.0      7.9-8.5      2,700-4,000
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Bradford Cooke, Endeavour CEO, commented, "Our Guanaceví and Bolañitos mines continue to be profitable at current metal prices but the El Cubo mine continues to lose money in spite of our successful efforts to expand the operation and reduce cash operating and all-in sustaining costs three years in a row. Therefore, we plan to mine the accessible reserves this year at El Cubo and have suspended investments on exploration and mine development there until metal prices improve. That means El Cubo will see a steady decline of production through the year until it goes on care and maintenance in the fourth quarter.

"The exciting new Terronera silver-gold mine property in Jalisco State has great upside potential. In 2016 we plan to continue aggressively exploring and engineering this project to significantly enhance the economics at current metal prices. We will therefore delay the pre-feasibility study until this next phase of evaluation is completed later this year. We will also continue to focus on M&A opportunities to take advantage of these low metal prices and acquire an accretive new mine and/or development project."

At Guanaceví, production will continue at the 1,200 tonne per day (tpd) plant capacity primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro deposits. Underground exploration and mine development will continue to be funded from cash flow, and additional mine development is scheduled for permitting and development subject to financing from existing sources.

At Bolañitos, mine production will continue at 850 tpd primarily from the LL-Asunción deposit. The plant will operate closer to its 1,600 tpd capacity in the first half in order to process the 75,000 tonne ore stockpile. No exploration or mine development is planned at the current metal prices but that could change during the year if prices improve.

At El Cubo, production will continue initially from the V-Asunción, Dolores, Villalpando, San Nicolas and Santa Cecilia veins but will decline each month until only V-Asunción is producing prior to going on care and maintenance in the fourth quarter. Investments on exploration and mine development have been suspended until metal prices improve.

Operating Costs

Consolidated cash cost of production, net of gold by-product credits, is expected to be $8-9 per oz of silver in 2016, slightly higher than our 2015 estimated cash cost due to the lower value of the gold credit. Consolidated cash costs on a co-product basis are anticipated to be $10.50-$11.50 per oz silver and $800-$850 per oz gold.

All-in sustaining cost (AISC) of production, net of gold by-product credits, in accordance with the World Gold Council standard, is estimated to be $12-13 per oz of silver in 2016, substantially lower than our estimated 2015 AISC due to the lower Mexican peso to U.S. dollar exchange rate and lower sustaining capital and exploration investments. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is forecast in the $11.50-$12.50 range. On a co-product basis, AISC's are predicted to be $13-14 per oz silver and $950-$1,050 per oz gold. Direct operating costs are estimated to be in the $77-81 per tonne range.

Capital Budget

Endeavour plans to invest $11.3 million on Guanaceví capital projects in 2016, primarily for mine development, in order to access reserves for mining and replace reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only around underground workings. The Company also has a contingent budget to invest $4.5 million on additional mine development at Guanaceví, subject to financing from existing sources. Any capital investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Exploration Budget

In 2016, Endeavour plans to spend $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico. The Company also has a contingent budget to invest $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing from existing sources. Any exploration investments at Bolañitos and El Cubo will be subject to higher free cash flows and higher metal prices.

Bank Line of Credit

Endeavour has entered into an amended restated credit agreement with Scotiabank, subject to final satisfaction of conditions precedent, to convert the $22 million which remains outstanding under the existing line of credit into a two year term loan amortized quarterly and expiring December 31, 2017. The Company repaid $3 million on signing the amended and restated credit agreement and will pay $2.5 million each quarter until it is fully repaid. Funds for the loan retirement will come primarily from cash flows, the existing $16.5 million receivable in Mexican value added tax and existing financing resources.

Guanaceví Resource Correction

The news release last week updating reserves and resources estimated by Hard Rock Consulting contained inadvertent errors for Guanaceví resources. The totals for each resource category remain the same but the actual tonnes, grades and oz in each category for Guanaceví are as follows:

Measured resource -- 184,700 tonnes, 307 gpt Ag, 0.54 gpt Au, 1,825,900 oz Ag, 3,290 oz Au

Indicated resource -- 2,581,400 tonnes, 273 gpt Ag, 0.67 gpt Au, 22,627,600 oz Ag, 55,415 oz Au

Inferred resource -- 1,244,620 tonnes, 304 gpt Ag, 0.71 gpt Au, 12,158,900 oz Ag, 28,371 oz Au

Conference Call

A conference call to discuss the results will be held today, Thursday, January 28 at 10am PST (1pm EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 00238#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since 2004 the company has grown from no operations to 11.4 million ounces of silver equivalent production in 2015. We find, build and operate quality silver mines in a socially, economically and environmentally responsible manner to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX under the symbol EDR and on the NYSE under the symbol EXK.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com